UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 12, 2011

Commission File Number: 001-33800

SearchMedia Holdings Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Floor 13, Central Modern Building 468 Xinhui Road Shanghai, China 200060
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

 SearchMedia to Hold Annual General Meeting of Shareholders in Shanghai on
September 13, 2011
Shanghai, China, August 12, 2011 — SearchMedia Holdings Limited (“SearchMedia”
or the “Company”) (NYSE Amex: IDI, IDI.WS), one of China's leading nationwide multi-platform media companies, announced that the Company will hold its 2011 annual general meeting of shareholders (the “Meeting”) at Floor 13, Central
Modern Building, 468 Xinhui Road, Shanghai, China, 200060, on September 13, 2011
at 9:00 a.m. local time. In order to regain compliance with NYSE Amex Company
Guide Section 704, the Meeting will also serve as the Company’s 2010 annual general meeting of shareholders.
For questions regarding the annual general meeting or to view related materials, please visit the Investor Relations section of the Company’s website at
http://www.searchmediaholdings.com, as well as the SEC’s website at
http://www.sec.gov.

About SearchMedia  SearchMedia is a leading nationwide multi-platform media company and one of the largest operators of integrated outdoor billboard and in-elevator advertising networks in China. SearchMedia operates a network of high-impact billboards and one of China’s largest networks of in-elevator advertisement panels in 50 cities throughout China.  SearchMedia’s core outdoor billboard and in-elevator platforms are complemented by its transit advertising platform, which together enable it to provide a multi-platform, “one-stop shop”
services for its local, national and international advertising clients.
 Forward-Looking Statements Any statements contained in this press release that do not describe historical facts, including statements about SearchMedia’s beliefs and expectations, may constitute forward-looking statements as that term is defined by the United States Private Securities Litigation Reform Act of
1995. These forward-looking statements can be identified by terminology such as
“will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,”
“estimate,” “confident” and similar statements. Any forward-looking statements contained herein are based on current expectations, but are subject to a number of risks and uncertainties that may cause actual results to differ materially from expectations. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.
Potential risks and uncertainties include, but are not limited to, the Company holding its 2010 annual general meeting to regain compliance with NYSE Amex
Company Guide, and other risks outlined in the Company’s filings with the U.S.
Securities and Exchange Commission. SearchMedia cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. SearchMedia does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based.
For more information, please contact:
 ICR, Inc. In New York:  Ashley De Simone: (646) 277-1227 In Beijing:  Wen Lei
Zheng: 86 10 6583-7510

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SearchMedia Holdings Limited

Date: August 15, 2011	By:	Paul Conway
	Name:	Paul Conway
	Title:	Chief Executive Officer